RMS

17005281

ION

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: May 31, 2017 |
| Estimated average burden hours per response......12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 22 2017

Washington DC
406

| SEC FILE NUMBER |
|---|
| 8-68491 |

## FACING PAGE

**Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FWS Retirement Services, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**50 California Street, 12th Floor**
(No. and Street)

**San Francisco** (City) **California** (State) **94111** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael Sladky** **415-399-6335**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst Wintter & Associates LLP**
(Name – if individual, state last, first, middle name)

**675 Ygnacio Valley Road, Suite A200** (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Michael Sladky**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FWS Retirement Services, LLC,** as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**NONE**

M Sladky

Signature

Managing Director

Title

See attached CA Jurat 2-2-17

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 2nd (*Date*) day of February (*Month*), 2017 (*Year*), by
(1) Michael Gordon Sladky
(and (2) ____ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
*Signature of Notary Public*

IAN HARGRAVE NELSON
Commission # 2143810
Notary Public - California
San Francisco County
My Comm. Expires Feb 22, 2020

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** ____ **Document Date:** ____

**Number of Pages:** ____ **Signer(s) Other Than Named Above:** ____

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Report of Independent Registered Public Accounting Firm**

To the Members of
FWS Retirement Services, LLC

We have audited the accompanying statement of financial condition of FWS Retirement Services, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FWS Retirement Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 20, 2017

# FWS Retirement Services, LLC

## Statement of Financial Condition

## December 31, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 235,183 |
| Referral fees receivable | | 367,477 |
| Prepaid expenses | | 679 |
| **Total Assets** | $ | 603,339 |
| | | |
| **Liabilities and Members' Equity** | | |
| **Liabilities** | | |
| Accounts payable | $ | 8,750 |
| **Total Liabilities** | | 8,750 |
| **Members' Equity** | | |
| Class A, 2 units | | 286,346 |
| Class B, 5 units | | 308,243 |
| **Total Members' Equity** | | 594,589 |
| **Total Liabilities and Members' Equity** | $ | 603,339 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

## Statement of Income

## For the Year Ended December 31, 2016

| | |
|---|---|
| **Revenue** | |
| Referral fee income | $ 2,758,154 |
| **Total Revenue** | 2,758,154 |
| **Operating Expenses** | |
| Professional fees | 29,000 |
| Regulatory fees | 4,994 |
| Other operating expenses | 19,612 |
| **Total Expenses** | 53,606 |
| **Net Income** | $ 2,704,548 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

## Statement of Changes in Members' Equity

## For the Year Ended December 31, 2016

| | Class A Members | Class B Members | Total |
|---|---|---|---|
| January 1, 2016 | $ 227,051 | $ 300,304 | $ 527,355 |
| Contributions | 9,400 | 23,500 | 32,900 |
| Distributions | (1,464,743) | (1,205,471) | (2,670,214) |
| Net income | 1,514,638 | 1,189,910 | 2,704,548 |
| **December 31, 2016** | $ 286,346 | $ 308,243 | $ 594,589 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

## Statement of Cash Flows

## For the Year Ended December 31, 2016

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 2,704,548 |
| Adjustments to rcconcilc nct incomc | |
| to net cash provided by operating activities: | |
| (Increase) decrease in: | |
| Referral fees receivable | (26,989) |
| Other receivables | 750 |
| Increase (decrease) in: | |
| Accounts payable | (765) |
| **Net Cash Provided by Operating Activities** | 2,677,544 |
| **Cash Flows from Financing Activities** | |
| Contributions | 32,900 |
| Distributions | (2,670,214) |
| **Net Cash Used by Financing Activities** | (2,637,314) |
| **Net Increase in Cash and Cash Equivalents** | 40,230 |
| Cash and cash equivalents at beginning of year | 194,953 |
| **Cash and Casb Equivalents at End of Year** | $ 235,183 |

The accompanying notes are an integral part of these financial statements.

# FWS Retirement Services, LLC

## Notes to the Financial Statements

## December 31, 2016

### 1. Organization

FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company was formed as an accommodating broker dealer to receive referral fees on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

### 2. Significant Accounting Policies

**Cash and Cash Equivalents**
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

**Referral Fees**
The Company earns referral fees from the placement of retirement plan products and investment advisory services. These referral fees are recorded when earned on a trade date basis.

**Accounts Receivable**
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

**Use of Estimates**
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

**Fair Value of Financial Instruments**
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

**Income Taxes**
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

### 3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $226,433, which exceeded the requirement by $221,433.

## 4. Related Party Transactions

The Company has an Expense Sharing Agreement with Woodruff-Sawyer & Co. ("WS") the Company's managing member. WS pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate WS. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

## 5. Member Interests

In accordance with the Company's Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A member units and Class B member units, but shall have no right to create a class of units superior to the Class A units without written consent of a majority of the Class A members.

In accordance with the Agreement, the Class A members are allocated 100% of the gross revenue they generate plus 1% of the Class B members gross revenue. The Class B members are allocated 99% of the gross revenue they generate. The net pass through income and expenses, as defined, shall be allocated annually to each member.

## 6. Risk Concentration

The Company's cash consists of cash held at one financial institution where the balances of accounts may exceed government insurance limits during the year. At December 31, 2016, the Company's cash balance was fully insured.

## 7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2017 the date which the financial statements were issued.

## *SUPPLEMENTAL INFORMATION*

## FWS Retirement Services, LLC
### Schedule I

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

### As of December 31, 2016

| | | |
|---|---|---|
| **Net Capital** | | |
| Total members' equity | $ | 594,589 |
| Less: Non-allowable assets | | |
| Referral fees receivable | | 367,477 |
| Prepaid expenses | | 679 |
| Total non-allowable assets | | 368,156 |
| **Net Capital** | | 226,433 |
| Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $8,750 or $5,000, whichever is greater | | 5,000 |
| **Excess Net Capital** | $ | 221,433 |

### Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

| | | |
|---|---|---|
| **Net Capital as reported in Company's Part II of form X-17A-5 as of December 31, 2016** | $ | 219,433 |
| Increase in members' equity | | 239,707 |
| Increase in non-allowable assets | | (232,707) |
| **Net Capital Per Above Computation** | $ | 226,433 |

See report of independent registered public accounting firm.

## FWS Retirement Services, LLC
### Schedule II

### Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

### Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### For the Period Ended December 31, 2016

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

*ERNST WINTTER & ASSOCIATES LLP* ***Certified Public Accountants***

*675 Ygnacio Valley Road, Suite A200*
*Walnut Creek, CA 94596*

*(925) 933-2626*
*Fax (925) 944-6333*

**Review Report of Independent Registered Public Accounting Firm**

To the Members of
FWS Retirement Services, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) FWS Retirement Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter & Associates LLP

Walnut Creek, California
February 20, 2017

**FWS Retirement Services, LLC**
**50 California Street**
**12th Floor**
**San Francisco, CA 94111**

January 29, 2017

Ernst Wintter & Associates, LLP
675 Ygnacio Valley Road
Suit A200
Walnut Creek, CA 94596

**RE: SEA 15c3-3 Exemption Report**

I, Mike Sladky, Principal Officer of FWS Retirement Services, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2016 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Michael Sladky
Principal-Officer